Exhibit 99.1

China Internet Nationwide Financial Services Inc. Reports Unaudited Third Quarter 2017 Financial Results

BEIJING, China, November 30, 2017 /PRNewswire/ — China Internet Nationwide Financial Services Inc. (“CIFS” or the “Company”) (NASDAQ: CIFS), a leading financial advisory services company, today announced its unaudited financial results for the three and nine months ended September 30, 2017.

Third Quarter 2017 Highlights (all comparisons to prior year unless noted)

	For the Three Months Ended September 30,
($ thousands, except per share data)	2017	2016	% Change
Revenue	$5,134	$4,068	26.2%
Gross profit	5,001	3,972	25.9%
Gross margin	97.4%	97.6%	-0.2	pp
Operating income	4,013	3,684	8.9%
Operating margin	78.2%	90.6%	-12.4	pp
Net Income	5,014	3,802	31.9%
EPS - basic & diluted	0.23	0.19	23.2%

●	Net revenue increased by 26.2% to $5.13 million for the third quarter of 2017, as total amount of financing advised increased by 35.1% to $500 million.

●	Net income was $5.01 million, or $0.23 per basic and diluted share, for the third quarter of 2017, compared to $3.80 million, or $0.19 per basic and diluted share, for the same period last year. The increases in net income and earnings per share were mainly due to expansion of our business and growth in our revenue.

●	On November 6, 2017, the Company launched its FinTech initiative which specifically centers around the development of a big data platform that would allow the Company to leverage big data access, analytics, artificial intelligence (“AI”) and machine learning in acquiring and retaining customers through precision marketing and effective risk control.

●	On November 14, 2017, the Company entered into an equity transfer agreement to acquire a 100% equity interest in Beijing Anytrust Science & Technology Co., Ltd., a big data company focusing on providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies in China, for a total cash consideration of RMB12 million (approximately US$1.8 million).

●	On October 25, 2017, the Company announced the expansion of its service offerings with the launch of its supply chain financing services with an initial focus on the medical supplies and medical equipment, airline catering and bulk commodity supply chains.

“We are pleased to report strong third quarter financial results that highlighted continued momentum in our business with revenue and net income growing by 26.2% and 31.9%, respectively for the third quarter 2017,” commented Mr. Jianxin Lin, Chairman and Chief Executive Officer of CIFS.

Mr. Lin continued, “During the third quarter, we also made significant progress in executing our long-term growth plan. In October, we launched the supply chain financing services with an initial focus on the medical supplies and medical equipment, airline catering and bulk commodity supply chains. In November, we signed agreement to acquire a 100% equity interest in Beijing Anytrust Science & Technology Co., Ltd., a big data company focusing on providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies in China, just weeks after the launch of our FinTech Initiative. Kudos to our dedicated team and we look forward to ending the year on a strong note.”

Third Quarter of 2017 Financial Results

Revenue

For the three months ended September 30, 2017, net revenue increased by $1.07 million, or 26.2%, to $5.13 million from $4.07 million for the same period last year. The increase in net revenue was primarily due to the increase in total amount of financing advised which increased by $130 million, or 35.1%, to $500 million for the three months ended September 30, 2017 from $370 million for the same period last year. The increase in net revenue and amount of financing advised was related to commercial payment advisory services and partially offset by the decrease in revenue generated from intermediary loan advisory services.

	For the Three Months Ended September 30,
	2017			2016
	No. of Clients Advised	Amount of Financing Advised ($ Millions)	Revenue ($ Millions)	No. of Clients Advised	Amount of Financing Advised ($ Millions)	Revenue ($ Millions)
Commercial Payment	8	$373	$4.22	3	$187	$2.11
International Corporate Financing	1	$100	$0.40	1	$100	$0.38
Intermediary Loan	1	$27	$0.52	2	$83	$1.57
Total	10	$500	$5.13	6	$370	$4.07

Revenue from commercial payment advisory services increased by $2.10 million, or 99.5%, to $4.22 million for the three months ended September 30, 2017 from $2.11 million in the same period last year. The Company assisted 8 small to medium sized enterprises (“SMEs”) in obtaining acceptance bills from banks with a total amount of financing of $373 million during the three months ended September 30, 2017, compared to 3 SMEs and $187 million, respectively, during the same period last year. Revenue from international corporate financing advisory services increased by $0.01 million, or 3.8%, to $0.40 million for the three months ended September 30, 2017 from $0.38 million for the same period last year. The Company provided international corporate financing advisory services to 1 SME with a total amount of financing of $100 million during the three months ended September 30, 2017, essentially unchanged from the same period last year. Revenue from intermediary loan advisory services decreased by $1.05 million, or 67.0%, to $0.52 million for the three months ended September 30, 2017 from $1.57 million for the same period last year. The Company provided intermediary loan advisory services to 1 SME with a total financing amount of $27 million during the three months ended September 30, 2017, compared to 2 SMEs and $83 million, respectively, during the same period last year.

Cost of Revenue

Total cost of revenue, which is mainly comprises revenue-generating staffing costs, increased by $0.04 million, or 38.1%, to $0.13 million for the three months ended September 30, 2017 from $0.10 million for the same period last year.

Gross Profit and Gross Margin

Gross profit increased by $1.03 million, or 25.9%, to $5.00 million for the three months ended September 30, 2017 from $3.97 million for the same period last year. The increase in gross profit was in line with the growth of net revenue. Gross margin was 97.4% for the three months ended September 30, 2017, compared to 97.6% for the same period last year.

Operating Expenses

Selling and marketing expenses increased by $0.05 million, or 547.3%, to $0.06 million for the three months ended September 30, 2017, compared to $0.01 million for the same period last year. The increase in selling and marketing expenses was primarily related to increased costs associated with a more expansive marketing campaign to promote the Company and an increase in staffing costs. General and administrative expenses increased by $0.65 million, or 232.5%, to $0.93 million for the three months ended September 30, 2017 from $0.28 million for the same period last year. The increase in general and administrative expenses was primarily due to an increase in expenses related to a new office lease, professional fees, travelling and entertainment expenses as well as expenses related to our initial public offering. As a result, total operating expenses increased by $0.70 million, or 243.0%, to $0.99 million for the three months ended September 30, 2017 from $0.29 million for the same period last year. As a percentage of net revenue, total operating expenses was 19.2% for the three months ended September 30, 2017, compared to 7.1% for the same period last year.

Operating Income and Operating Margin

Operating income increased by $0.33 million, or 8.9%, to $4.01 million for the three months ended September 30, 2017 from $3.68 million for the same period last year. Operating margin was 78.2% for the three months ended September 30, 2017, compared to 90.6% for the same period last year.

Other Income (Expenses)

Total net other income, which primarily comprises interest income from loans to third parties as well as interest income on bank deposits and other expenses, increased by $0.50 million, or 71.8%, to $1.19 million for the three months ended September 30, 2017 from $0.69 million for the same period last year.

Income Tax Expenses

Income tax expense was $0.19 million for the three months ended September 30, 2017, compared to $0.58 million for the same period last year. The decrease of income tax expense was mainly due to the transition of operating business from one subsidiary - Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. during the third quarter of 2016, which is subject to the 25% income tax rate, to another subsidiary - Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd., which is exempted from income tax from its inception to December 31, 2020.

Net Income and EPS

Net income increased by $1.21 million, or 31.9%, to $5.01 million for the three months ended September 30, 2017 from $3.80 million for the same period last year. The increase in net income was primarily related to the increase in net revenue and decrease in income tax expenses and partially offset by the increase in operating expenses. Basic and diluted earnings share was $0.23 for the three months ended September 30, 2017, compared to $0.19 for the same period last year.

Nine Months Ended September 30, 2017 Financial Results

	For the Nine Months Ended September 30,
($ thousands, except per share data)	2017	2016	% Change
Revenue	$13,107	$10,976	19.4%
Gross profit	12,791	10,703	19.5%
Gross margin	97.6%	97.5%	0.1	pp
Operating income	11,166	9,884	13.0%
Operating margin	85.2%	90.1%	-4.9	pp
Net Income	13,254	9,495	39.6%
EPS - basic & diluted	0.65	0.47	38.3%

Revenue

For the nine months ended September 30, 2017, net revenue increased by $2.13 million, or 19.4%, to $13.11 million from $10.98 million for the same period last year. The increase in net revenue was primarily due to the increase in total amount of financing advised which increased by $246 million, or 24.2%, to $1,264 million for the nine months ended September 30, 2017 from $1,018 million for the same period last year. The increase in net revenue and amount of financing advised was related to commercial payment advisory services and international corporate financing advisory services.

	For the Nine Months Ended September 30,
	2017			2016
	No. of Clients Advised	Amount of Financing Advised ($ Millions)	Revenue ($ Millions)	No. of Clients Advised	Amount of Financing Advised ($ Millions)	Revenue ($ Millions)
Commercial Payment	17	$827	$9.36	13	$650	$7.59
International Corporate Financing	3	$300	$1.16	3	$230	$0.87
Intermediary Loan	5	$137	$2.59	5	$138	$2.52
Total	25	$1,264	$13.11	21	$1,018	$10.98

Revenue from commercial payment advisory services increased by $1.78 million, or 23.4%, to $9.36 million for the nine months ended September 30, 2017 from $7.59 million for the same period last year. The Company assisted 17 SMEs in obtaining acceptance bills from banks with a total amount of financing of $827 million during the nine months ended September 30, 2017, compared to 13 SMEs and $650 million, respectively, during the same period last year. Revenue from international corporate financing advisory services increased by $0.29 million, or 32.8%, to $1.16 million for the nine months ended September 30, 2017 from $0.87 million for the same period last year. The Company provided international corporate financing advisory services to 3 SMEs with a total amount of financing of $300 million during the nine months ended September 30, 2017, compared to 3 SMEs and $230 million, respectively, during the same period last year. Revenue from intermediary loan advisory services increased by $0.07 million, or 2.8%, to $2.59 million for the nine months ended September 30, 2017 from $2.52 million for the same period last year. The Company provided intermediary loan advisory services to 5 SMEs with a total amount of financing of $137 million during the nine months ended September 30, 2017, compared to 5 SMEs and $138 million, respectively, during the same period last year.

Cost of Revenue

Total cost of revenue, which mainly comprises revenue-generating staffing costs, increased by $0.04 million, or 15.8%, to $0.32 million for the nine months ended September 30, 2017 from $0.27 million for the same period last year.

Gross Profit and Gross Margin

Gross profit increased by $2.09 million, or 19.5%, to $12.79 million for the nine months ended September 30, 2017 from $10.70 million for the same period last year. The increase in gross profit was in line with the growth of net revenue. Gross margin was 97.6% for the nine months ended September 30, 2017, compared to 97.5% for the same period last year.

Operating Expenses

Selling and marketing expenses increased by $0.06 million, or 208.0%, to $0.09 million for the nine months ended September 30, 2017, compared to $0.03 million for the same period last year. The increase in selling and marketing expenses was primarily related to an increase n costs associated with a more expansive marketing campaign to promote the Company and an increase in staffing costs. General and administrative expenses increased by $0.75 million, or 94.5%, to $1.54 million for the nine months ended September 30, 2017 from $0.79 million for the same period last year. The increase in general and administrative expenses was primarily due to an increase in expenses related to a new office lease, professional fees, travelling and entertainment expenses as well as expenses related to our initial public offering. As a result, total operating expenses increased by $0.81 million, or 98.5%, to $1.63 million for the nine months ended September 30, 2017 from $0.82 million for the same period last year. As a percentage of net revenue, total operating expenses was 12.4% for the nine months ended September 30, 2017, compared to 7.5% for the same period last year.

Operating Income and Operating Margin

Operating income increased by $1.28 million, or 13.0%, to $11.17 million for the nine months ended September 30, 2017 from $9.88 million for the same period of last year. Operating margin was 85.2% for the nine months ended September 30, 2017, compared to 90.1% for the same period last year.

Other Income (Expenses)

Total net other income, which primarily comprises interest income from loans to third parties as well as interest income on bank deposits and other expenses, increased by $0.54 million, or 26.1%, to $2.63 million for the nine months ended September 30, 2017 from $2.08 million for the same period last year.

Income Tax Expenses

Income tax expense was $0.54 million for the nine months ended September 30, 2017, compared to $2.47 million for the same period last year. The decrease of income tax expense was mainly due to the transition of operating business from one subsidiary - Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. which is subject to the 25% income tax rate, to another subsidiary - Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd., which is exempted from income tax from its inception to December 31, 2020.

Net Income and EPS

Net income increased by $3.76 million, or 39.6%, to $13.25 million for the nine months ended September 30, 2017 from $9.50 million for the same period last year. The increase in net income was primarily related to the increase in net revenue and decrease in income tax expenses and partially offset by the increase in operating expenses. Basic and diluted earnings share were $0.65 for the nine months ended September 30, 2017, compared to $0.47 for the same period last year.

Liquidity and Capital Resources

As of September 30, 2017, the Company had cash and cash equivalents of $23.20 million, compared to $1.88 million at the end of 2016. Balance of loans to third parties was $33.96 million as of September 30, 2017, compared to $19.24 million at the end of 2016.

Net cash provided by operating activities was $13.60 million for the nine months ended September 30, 2017, compared to $10.51 million for the same period last year.

Recent Developments

On November 14, 2017, the Company entered into an equity transfer agreement to acquire a 100% equity interest in Beijing Anytrust Science & Technology Co., Ltd., a big data company focusing on providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies in China, for a total cash consideration of RMB12 million (approximately US$1.8 million). The acquisition was consummated on November 23, 2017.

On November 6, 2017, the Company announced plans to make “FinTech” or financial technologies a core competency and a key growth driver for the Company’s next phase of growth (the “FinTech Initiative”). The Company’s FinTech Initiative specifically centers around the development of a big data platform that would allow the Company to leverage big data access, analytics, artificial intelligence (“AI”) and machine learning in acquiring and retaining customers through precision marketing and effective risk control. The Company plans to fulfill the FinTech Initiative through a combination of key employee recruitment and targeted acquisitions.

On October 25, 2017, the Company announced the expansion of its service offerings with the launch of its supply chain financing services (the “SCF Services”). The SCF Services provide owners of SMEs with holistic supply chain financing solutions and value-added services in order to reduce financing costs and improve efficiency during a business transaction. With an initial focus on the medical supplies and medical equipment, airline catering and bulk commodity supply chains, the SCF Services will be operated through Fu Hui (Shenzhen) Commercial Factoring Co., Ltd., a recently incorporated, wholly owned subsidiary of the Company.

On October 16, 2017, Mr. Kam Cheng Leong tendered his resignation as director of the Company, Chairman of the Nominating and Corporate Governance Committee and member of both Audit Committee and Compensation Committee of the Company. Mr. Leong’s resignation was for personal reasons and was not a result of any dispute with the Company. The Board accepted Mr. Leong’s resignation with immediate effect. On the same day, the Board resolved to appoint Mr. Buting Yang to replace Mr. Leong in the abovementioned capacities, effective immediately.

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises. More information about the Company can be found at www.cifsp.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

China Internet Nationwide Financial Services Inc.
Email: ir@cifsp.com
Phone: +86 10 8587 8166

Tony Tian, CFA

Weitian Group LLC

Email: tony.tian@weitian-ir.com
Phone: +1 732 910 9692

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$)

	As of	As of
	September 30, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$23,196,608	$1,880,425
Accounts receivable (including $0 and $0 of receivable from related parties as of September 30, 2017 and December 31, 2016, respectively)	5,885,278	8,088,511
Other receivables and prepayments	355,386	94,474
Loan to third parties	33,955,717	19,237,422
Deferred offering cost	-	312,202
Total Current Assets	63,392,989	29,613,034

Non-current assets
Equipment, net	131,324	28,777
Intangible assets, net	5,445	2,772
Long-term office rental deposit	514,950	208,695
Total Assets	$64,044,708	$29,853,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued payroll	$575,933	$490,875
Other payables and accruals	28,631	53,827
Due to a related party	163,603	163,361
Taxes payable	4,929,438	3,755,872
Total Current Liabilities	5,697,605	4,463,935

Shareholders’ equity
Common Stock ($0.001 par value, unlimited authorized shares, and 22,023,146 and 20,000,000 share issued and outstanding as of September 30, 2017 and December 31, 2016, respectively)	22,023	20,000
Additional paid in capital	27,362,710	9,147,398
Statutory reserve	1,657,084	1,657,084
Retained earnings	30,932,971	17,679,458
Accumulated other comprehensive loss	(1,627,685)	(3,114,597)
Total Shareholders’ Equity	58,347,103	25,389,343
Total Liabilities and Shareholders’ Equity	$64,044,708	$29,853,278

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In US$)

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Revenue
International corporate financing advisory	$395,744	$381,222	$1,159,283	$873,137
Intermediary bank advisory services	519,438	1,572,127	2,587,585	2,517,229
Commercial payment advisory services	4,218,708	2,114,950	9,360,236	7,585,555
Total revenue	5,133,890	4,068,299	13,107,104	10,975,921

Cost of revenues	133,370	96,548	315,884	272,869
Gross profit	5,000,520	3,971,751	12,791,220	10,703,052

Operating expenses
Selling and marketing expenses	62,271	9,620	88,566	28,752
General and administrative expenses	925,114	278,224	1,536,974	790,273
Total Operating expenses	987,385	287,844	1,625,540	819,025
Income from operations	4,013,135	3,683,907	11,165,680	9,884,027

Other income (expenses)
Interest income on bank deposit	3,079	418	7,697	2,365
Other income(expenses), net	(26,452)	51	(52,851)	(7,377)
Interest income from loans to third parties	1,216,416	693,914	2,672,108	2,087,992
Total other income, net	1,193,043	694,383	2,626,954	2,082,980

Income before income tax expenses	5,206,178	4,378,290	13,792,634	11,967,007
Income tax expenses	191,821	576,285	539,123	2,471,844
Net Income	$5,014,357	$3,802,005	$13,253,511	$9,495,163
Other comprehensive loss
Foreign currency translation gain/(loss)	757,926	(149,163)	1,486,914	(551,420)
Comprehensive Income	$5,772,283	$3,652,842	$14,740,425	$8,943,743
Weighted average number of shares, basic and diluted*	21,429,397	20,000,000	20,481,701	20,000,000
Basic and diluted earnings per share	$0.23	$0.19	$0.65	$0.47